Filed Pursuant to Rule 424(b)(2)
Registration No. 333-228614

Pricing Supplement dated November 20, 2020 to the
Prospectus dated December 26, 2018 and
Prospectus Supplement dated December 26, 2018

The Bank of Nova Scotia
$5,000,000
Callable Step-Up Rate Notes
Due November 23, 2035 (Bail-inable Notes)

• 100% repayment of principal at maturity, subject to the credit risk of the Bank	• Semi-annual interest payments
• Callable by the Bank quarterly on any Call Payment Date on or after the first anniversary of issuance	• Interest Rate that increases periodically over the 15-year stated term of the Notes, beginning on the third anniversary of issuance

The Callable Step-Up Rate Notes due November 23, 2035 (Bail-inable Notes) (the “Notes”) offered hereunder are unsubordinated and unsecured obligations of The Bank of Nova Scotia and are subject to investment risks including possible loss of the Principal Amount invested due to the credit risk of The Bank of Nova Scotia. As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.
The Notes will not be listed on any securities exchange or automated quotation system.
Neither the United States Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The Notes are not insured by the Canada Deposit Insurance Corporation (the “CDIC”) pursuant to the Canada Deposit Insurance Corporation act (the “CDIC Act”), the United States Federal Deposit Insurance Corporation, or any other governmental agency of Canada, the United States or any other jurisdiction.
The Notes are bail-inable debt securities (as defined in the accompanying prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. See “Description of the Debt Securities We May Offer ― Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bank’s Debt Securities” in the accompanying prospectus.
Scotia Capital (USA) Inc. (“SCUSA”), our affiliate, has agreed to purchase the Notes from us for distribution to other registered broker-dealers or has offered the Notes directly to investors. SCUSA or any of our other affiliates or agents may use this pricing supplement in market-making transactions in the Notes after their initial sale. Unless we, SCUSA or another of our affiliates or agents selling such Notes to you informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement and “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-23 of the accompanying prospectus supplement.
Investment in the Notes involves certain risks. You should refer to “Additional Risk Factors” beginning on page P-8 of this pricing supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement.
	Per Note	Total
Price to public	100.00%	$5,000,000.00
Underwriting commissions[1]	1.00%	$50,000.00
Proceeds to The Bank of Nova Scotia[2]	99.00%	$4,950,000.00

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on November 23, 2020 against payment in immediately available funds.
Scotia Capital (USA) Inc.

1 SCUSA or one of our affiliates has agreed to purchase the Notes at the Principal Amount and, as part of the distribution, if the Notes priced today, would pay discounts and underwriting commissions of $10.00 (1.00%) per $1,000 Principal Amount of the Notes in connection with the distribution of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” herein.
2 Excludes potential profits from hedging. For additional considerations relating to hedging activities see “Additional Risk Factors – Risks Relating to Hedging Activities and Conflicts of Interest”, “Supplemental Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” herein.

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement, each filed with the SEC. See “Additional Terms of Your Notes” in this pricing supplement.

Issuer:	The Bank of Nova Scotia (the “Issuer” or the “Bank”)

Issue:	Senior Note Program, Series B

Type of Note:	Callable Step-Up Rate Notes

CUSIP/ISIN:	064159YL4 / US064159YL44

Aggregate Principal Amount:	$5,000,000

Minimum Investment:	$1,000

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Principal Amount:	$1,000 per Note

Issue Price:	100% of the Principal Amount per Note

Currency:	U.S. Dollars

Trade Date:	November 20, 2020

Original Issue Date:	November 23, 2020

Maturity Date:	November 23, 2035. If such day is not a Business Day, the Maturity Date will be determined according to the Business Day Convention.

Business Day:	Any day which is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or executive order to close in New York or Toronto.

Interest Payment:
With respect to each Interest Payment Date, for each $1,000 Principal Amount of Notes, the Interest Payment will be calculated as $1,000 × ½ × Interest Rate.

Each Interest Payment is paid on each Interest Payment Date and is calculated on a 30/360 unadjusted basis; (i) “30/360” means that each Interest Payment is calculated on the basis of twelve 30-day months and (ii) “unadjusted” means that if a scheduled Interest Payment Date is not a Business Day, the Interest Payment period will not be adjusted, the Interest Payment will be paid on the first following Business Day with full force and effect as if made on such scheduled Interest Payment Date, and no interest on such postponed payment will accrue during the period from and after the scheduled Interest Payment Date. As a result, each Interest Payment period will consist of 180 days (six 30-day months) and Interest Payments will accrue based on 180 days of a 360-day year, provided that if we elect to call the Notes on a Call Payment Date that is not otherwise scheduled to be an Interest Payment Date, the Interest Payment period ending on such Call Payment Date will consist of 90 days (three 30-day months) and that Interest Payment will accrue based on 90 days of a 360-day year. See "Payment at Maturity” and “Interest Payments” in this pricing supplement.

Interest Rate:	Period beginning on and including	Period ending on and excluding	Annual Interest Rate
	November 23, 2020	November 23, 2023	1.50% per annum
	November 23, 2023	November 23, 2026	1.75% per annum
	November 23, 2026	November 23, 2029	2.00% per annum
	November 23, 2029	November 23, 2032	2.25% per annum

November 23, 2032	November 23, 2035	2.75% per annum

Interest Payment Dates:
Each May 23 and November 23, commencing on May 23, 2021 and ending on the Maturity Date, subject to the Call Provision.

If any such day is not a Business Day, the applicable Interest Payment will be paid on the date determined according to the Business Day Convention.

Day Count Fraction:
30/360. For the avoidance of doubt, each Interest Payment period will consist of 180 days (six 30-day months) and Interest Payments will accrue based on 180 days of a 360-day year (unless we elect to call the Notes, as described above under “Interest Payment”).

Business Day Convention:	If any date of payment (including any Interest Payment Date, Call Payment Date or the Maturity Date) is not a Business Day, such payment will be made on the first following Business Day.

First Call Date:	November 23, 2021

Call Provision:
The Notes are redeemable at our option, in whole, but not in part, on any Call Payment Date, from and including the First Call Date, upon notice by us to DTC through the trustee on or before the corresponding Call Notice Date, at an amount that will equal the Principal Amount of your Notes, together with any accrued and unpaid interest to the applicable Call Payment Date. If the Notes are called prior to the Maturity Date, the applicable Call Payment Date will be the final Interest Payment Date, meaning you will be entitled to receive only the Principal Amount of the Notes and any accrued and unpaid Interest Payment in respect of Interest Payment Dates occurring on or before the Call Payment Date. In this case, you will lose the opportunity to continue to be paid Interest Payments in respect of Interest Payment Dates that would have occurred after the Call Payment Date. In the event that a redemption (for any reason) would lead to a breach of our total loss absorbing capacity requirements, such redemption will be subject to the prior approval of the Superintendent of Financial Institutions (Canada), as described further under “Description of the Debt Securities We May Offer — Special Provisions Related to Bail-inable Debt Securities — Approval of Redemption, Repurchases and Defeasance” and “― Canadian Bank Resolution Powers — TLAC Guideline” in the accompanying prospectus.

Call Notice Date:	10 Business Days prior to the corresponding Call Payment Date.

Call Payment Dates:
Each February 23, May 23, August 23 and November 23 prior to the Maturity Date, commencing on the First Call Date. If we elect to call the Notes at our option, the applicable Call Payment Date will be deemed to be an Interest Payment Date for all purposes under the Notes.

If any of these days are not Business Days, Call Payment Dates will be determined according to the Business Day Convention. For the avoidance of doubt, in accordance with the Day Count Fraction, if we elect to call the Notes on a Call Payment Date that is not also an Interest Payment Date, that Interest Payment period will consist of 90 days (three 30-day months) and that Interest Payment will accrue based on 90 days of a 360-day year.

Status:
The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the CDIC Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime of any jurisdiction.

Canadian Bail-in Powers:
The Notes are bail-inable debt securities (as defined in the accompanying prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. See “Description of the Debt Securities We May Offer ― Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bank’s Debt Securities” in the accompanying prospectus.

Agreement with Respect to the Exercise of Canadian Bail-in Powers:
By its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to (i) agree to be bound, in respect of the Notes, by the CDIC Act, including the conversion of the Notes, in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of the Notes in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; and (iii) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or the Notes, any other law that governs the Notes and any other agreement, arrangement or understanding between that holder or beneficial owner and the Bank with respect to the Notes.

Holders and beneficial owners of Notes will have no further rights in respect of their bail-inable debt securities to the extent those bail-inable debt securities are converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to irrevocably consent to the converted portion of the Principal Amount of that Note and any accrued and unpaid interest thereon being deemed paid in full by the Bank by the issuance of common shares of the Bank (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.

See “Description of the Debt Securities We May Offer ― Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bank’s Debt Securities” in the accompanying prospectus for a description of provisions and risks applicable to the Notes as a result of Canadian bail-in powers.

Survivor’s Option:	Not Applicable

Form of Notes:	Book-entry

Calculation Agent:
Scotia Capital Inc., an affiliate of the Bank

The Calculation Agent will make all determinations regarding the amount payable on your Notes. All determinations made by the Calculation Agent shall be made in its sole discretion and, absent manifest error, will be final and binding on you and us, without any liability on the part of the Calculation Agent. We may change the Calculation Agent for your Notes at any time without notice and the Calculation Agent may resign as Calculation Agent at any time upon 60 days’ written notice to the Bank.

Record Date:	For interest due on an Interest Payment Date, the Business Day immediately preceding such Interest Payment Date.

Tax Redemption:
The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, if it is determined that changes in tax laws or their interpretation will result in the Bank (or its successor) becoming obligated to pay, on the next Interest Payment Date, additional amounts with respect to the Notes. See “Tax Redemption” in this pricing supplement.

Listing:	The Notes will not be listed on any securities exchange or automated quotation system.

Use of Proceeds:	General corporate purposes, as discussed further herein under “Use of Proceeds and Hedging”.

Clearance and Settlement:	Depository Trust Company

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 26, 2018, as supplemented by the prospectus supplement dated December 26, 2018, relating to our Senior Note Program, Series B, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the accompanying prospectus supplement. In the event of any conflict between this pricing supplement and any of the foregoing, the following hierarchy will govern: first, this pricing supplement; second, the accompanying prospectus supplement; and last, the prospectus. The Notes may vary from the terms described in the accompanying prospectus and prospectus supplement in several important ways. You should read this pricing supplement, including the documents incorporated herein, carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth herein under “Additional Risk Factors” and in “Risk Factors” in the accompanying prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors regarding an investment in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website).
Prospectus dated December 26, 2018:
http://www.sec.gov/Archives/edgar/data/9631/000119312518357537/d677731d424b3.htm
Prospectus Supplement dated December 26, 2018:
http://www.sec.gov/Archives/edgar/data/9631/000091412118002473/bn50676984-424b3.htm

PAYMENT AT MATURITY

If the Notes have not been called by us, as described elsewhere in this pricing supplement, we will pay you the Principal Amount of your Notes on the Maturity Date, plus the final Interest Payment.
In the event that the stated Maturity Date is not a Business Day, then the relevant repayment of principal will be made on the first following Business Day under the Business Day Convention.
INTEREST PAYMENTS

We describe payments as being based on a “Day Count Fraction” of “30/360, unadjusted, Business Day Convention”.
This means that the number of days in the Interest Payment period will be based on a 360-day year of twelve 30-day months (“30/360”) and that the number of days in each Interest Payment period will not be adjusted if an Interest Payment Date falls on a day that is not a Business Day (“unadjusted”). As a result, each Interest Payment period will consist of 180 days (six 30-day months) and Interest Payments will accrue based on 180 days of a 360-day year, provided that if we elect to call the Notes on a Call Payment Date that is not otherwise scheduled to be an Interest Payment Date, the Interest Payment period ending on such Call Payment Date will consist of 90 days (three 30-day months) and that Interest Payment will accrue based on 90 days of a 360-day year.
If any Interest Payment Date falls on a day that is not a Business Day (including the Interest Payment Date that is also the Maturity Date), the relevant Interest Payment will be made on the first following Business Day in accordance with the Business Day Convention.

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and on page 6 of the accompanying prospectus.
You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus and prospectus supplement.
Risks Relating to Return and General Credit Characteristics
Your Investment is Subject to Reinvestment Risk in the Event We Elect to Call the Notes
We have the ability to call the Notes prior to the Maturity Date. In the event we decide to exercise the Call Provision, the amount of interest payable would be less than the amount of interest payable if you held the Notes until the Maturity Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of the Call Provision. We may choose to call the Notes early or choose not to call the Notes early, in our sole discretion. In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates or a significant decrease in the volatility of U.S. interest rates would result in greater interest payments on the Notes than on instruments of comparable maturity, terms and creditworthiness then trading in the market.
The Notes are Subject to Interest Rate Risk and May be More Risky Than an Investment in Notes with a Shorter Term
The Notes are an investment in fixed interest rates. Instruments with fixed interest rates are generally more sensitive to market interest rate changes. The prices of long-term debt obligations generally fluctuate more than prices of short-term debt obligations as interest rates change. Generally, when market interest rates rise, the prices of debt obligations fall, and the value of a longer-term debt obligation will generally fall more quickly than that of a shorter-term debt obligation. This risk may be particularly acute because market interest rates are currently at historically low levels. You will not have the right to redeem the Notes early if market interest rates begin to rise, and the applicable Interest Rate on the Notes may be less than the interest you could earn on other investments with a similar level of risk available at such time. Therefore, an increase in market interest rates will adversely affect the value of your Notes.
The Step-Up Feature Presents Different Investment Considerations than Fixed Rate Notes
You will most likely not earn the highest scheduled interest rates on the Notes if interest rates remain the same or fall during the term of the Notes because, as described above, we are likely to exercise the Call Provision before the realization of such highest scheduled interest rates. Therefore, you should invest in the Notes only if you are willing to accept the risks that (a) the Interest Rate on the Notes will never step up beyond the initial Interest Rate and (b) we may exercise the Call Provision as early as the First Call Date.
The Notes are Subject to the Risk of Conversion in Whole or in Part — by Means of a Transaction or Series of Transactions and in One or More Steps — into Common Shares of the Bank or Any of its Affiliates, Under Canadian Bank Resolution Powers
Under Canadian bank resolution powers, if the CDIC were to take action under the Canadian bank resolution powers with respect to the Bank, this could result in holders or beneficial owners of bail-inable notes such as the Notes being exposed to losses and conversion of the Notes in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates, and, in such an event, you will be obligated to accept those common shares. As a result, you should consider the risk that you may lose all or part of your investment, including the Principal Amount plus any accrued but unpaid interest, if the CDIC were to take action under the Canadian bank resolution powers, including the bail-in regime, and that any remaining outstanding notes, or common shares of the Bank or any of its affiliates into which bail-inable notes are converted, may be of little value at the time of a bail-in conversion and thereafter. You are urged to also read the discussion in the accompanying prospectus under “Risk Factors — Risks Related to the

Bank’s Debt Securities” and “Description of the Debt Securities We May Offer ― Canadian Bank Resolution Powers” for additional information.
Your Investment is Subject to the Credit Risk of the Bank
The Notes are senior unsecured debt obligations of the Bank, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of the Bank, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the Principal Amount at maturity or on the Call Payment Date, as applicable, depends on the ability of the Bank to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of the Bank may affect the market value of the Notes and, in the event the Bank were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.
The COVID-19 Virus may Have an Adverse Impact on the Bank
On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease, COVID-19, a global pandemic. Governments in affected areas have imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. The spread of COVID-19 has had disruptive effects in countries in which the Bank operates and the global economy more widely, as well as causing increased volatility and declines in financial markets. COVID-19 has materially impacted and continues to materially impact the markets in which the Bank operates. If the pandemic is prolonged, or further diseases emerge that give rise to similar effects, the adverse impact on the global economy could deepen and result in further declines in financial markets. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. The COVID-19 pandemic’s impact on such borrowers, industries and countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The COVID-19 pandemic may also result in disruption to the Bank’s key suppliers of goods and services and result in increased unavailability of staff adversely impacting the quality and continuity of service to customers and the reputation of the Bank. As a result, the business, results of operations, corporate reputation and financial condition of the Bank could be adversely impacted for a substantial period of time.
Risks Relating to Liquidity and Secondary Market Price Considerations
The Price at Which the Notes May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased
The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) volatility of the level of interest rates and the market’s perception of future volatility of the level of interest rates, (ii) changes in interest rates generally, (iii) any actual or anticipated changes in our credit ratings or credit spreads, and (iv) time remaining to maturity. In particular, because the terms of the Notes permit us to redeem the Notes prior to maturity, the price of the Notes may be impacted by the Call Provision feature of the Notes. Additionally, the Interest Rates of the Notes reflect not only our credit spread generally but also the Call Provision feature of the Notes and thus may not reflect the rate at which a note without such call feature and increasing interest rate might be issued and sold.
The foregoing factors may cause the market value of the Notes to decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.
The Inclusion of Dealer Spread and Projected Profit from Hedging in the Issue Price is Likely to Adversely Affect Secondary Market Prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which SCUSA or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the issue price, since the cost of hedging our obligations under the Notes that are included in the issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by SCUSA as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Lack Liquidity
The Notes will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the Notes. SCUSA or any other dealer may, but is not obligated to, make a market in the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which SCUSA, if they choose to make a market in the Notes, is willing to purchase the Notes from you. If at any time SCUSA or any other dealer were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.
Risks Relating to Hedging Activities and Conflicts of Interest
There Are Potential Conflicts of Interest Between You and the Calculation Agent
The Calculation Agent will, among other things, determine the amount of your payment for any Interest Payment Date on the Notes. Our affiliate, Scotia Capital Inc., will serve as the Calculation Agent. We may change the Calculation Agent after the Original Issue Date without notice to you. For additional information as to the Calculation Agent’s role, see “Summary—Calculation Agent” herein. The Calculation Agent will exercise its judgment when performing its functions. Because determinations made by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such determination.
We, our Subsidiaries or Affiliates may Publish Research that Could Affect the Market Value of the Notes. We also expect to Hedge Our Obligations under the Notes
We or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes. In addition, we or one or more affiliates expect to hedge our obligations under the Notes and may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, SCUSA, an affiliate of the Bank, has agreed to purchase the Notes at the Principal Amount from the Bank for distribution to other registered broker-dealers or has offered the Notes directly to investors.
SCUSA or one of our affiliates will purchase the Principal Amount of the Notes and, as part of the distribution, if the Notes priced today, would pay discounts and underwriting commissions of $10.00 (1.00%) per $1,000 Principal Amount of the Notes in connection with the distribution of the Notes.
In addition, SCUSA or another of its affiliates or agents may use the accompanying prospectus and prospectus supplement to which this pricing supplement relates in market-making transactions after the initial sale of the Notes. While SCUSA may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.
The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Original Issue Date.
Conflicts of Interest
Because SCUSA is an affiliate of the Bank, SCUSA has a ‘‘conflict of interest’’ in this offering within the meaning of FINRA Rule 5121. In addition, the Bank will receive the gross proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. SCUSA is not permitted to sell the Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
SCUSA and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. SCUSA and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, SCUSA and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank. SCUSA and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Additionally, because an affiliate of the dealer from which you purchase the Notes is to conduct hedging activities for us in connection with the Notes, such affiliate may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the Notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the Notes to you in addition to the compensation they would receive for the sale of the Notes.
Prohibition of Sales to EEA and United Kingdom Retail Investors
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

TAX REDEMPTION
The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:
•
as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Trade Date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes; or

•
on or after the Trade Date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such change, amendment, application, interpretation or action is applied to the Notes by the taxing authority and that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes; and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the trustee a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the Principal Amount of the Notes to be redeemed.
Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and, on or promptly after the redemption date, it will give notice of the redemption price.

MATERIAL CANADIAN INCOME TAX CONSEQUENCES

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as beneficial owner, Notes, including entitlements to all payments thereunder, pursuant to this pricing supplement, or shares of the Bank or an affiliate of the Bank on any Notes subject to a bail-in conversion (“Common Shares”), and who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Act”) is not, and is not deemed to be, resident in Canada; deals at arm’s length with the Bank, any issuer of Common shares, and with any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Notes; does not use or hold the Notes in a business carried on in Canada; is not a “specified shareholder” and is not a person who does not deal at arm’s length with a “specified shareholder” (as defined for purposes of subsection 18(5) of the Act) of the Bank; and does not receive any payment of interest on the Notes in respect of a debt or other obligation to pay an amount to a person with whom the Bank does not deal at arm’s length (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.
This summary is based upon the current provisions of the Act and an understanding of the current administrative practices and assessing policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and assumes that all Proposals will be enacted in the form proposed. However, no assurance can be given that the Proposals will be enacted as proposed or at all. This summary does not otherwise take into account any changes in law or in administrative practices or assessing policies, whether by legislative, administrative or judicial action, nor does it take into account any provincial, territorial or foreign income tax considerations, which may differ from those discussed herein.
This summary is of a general nature only and is not intended to be legal or tax advice to any particular purchaser. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, purchasers of the Notes should consult their tax advisors with respect to their particular circumstances.
Currency Conversion
Generally, for purposes of the Act, all amounts relating to the acquisition, holding or disposition of the Notes or Common Shares not denominated in Canadian dollars must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the relevant exchange rate.
Notes
No Canadian withholding tax will apply to interest or principal paid or credited to a Non-Resident Holder by the Bank or to proceeds received by a Non-Resident Holder on the disposition of a Note, including on a redemption, payment on maturity, bail-in conversion, repurchase or purchase for cancellation.
No other tax on income or gains will be payable by a Non-Resident Holder on interest or principal, or on proceeds received by a Non-Resident Holder on the disposition of a Note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.
Common Shares
Dividends paid or credited, or deemed under the Act to be paid or credited, on Common Shares of the Bank or of any affiliate of the Bank that is a Canadian resident corporation to a Non-Resident Holder will generally be subject to Canadian non-resident withholding tax at the rate of 25% on the gross amount of such dividends unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder.
A Non-Resident Holder will not be subject to tax under the Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share unless the Common Share is or is deemed to be “taxable Canadian property” of the Non-Resident Holder for the purposes of the Act and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders of the purchase, beneficial ownership and disposition of the Notes.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of a Note that is:
•	an individual who is a citizen or a resident of the United States, for U.S. federal income tax purposes;
•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons, for U.S. federal income tax purposes, have the authority to control all of its substantial decisions.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for U.S. federal income tax purposes by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).
This summary is based on interpretations of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may materially and adversely affect the U.S. federal income tax consequences described herein. In addition, this summary addresses only U.S. Holders that purchase Notes at initial issuance, and own Notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security” or a “conversion transaction” for U.S. federal income tax purposes or as part of some other integrated investment. This summary does not discuss all of the tax consequences (such as any alternative minimum tax consequences) that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; partnerships; or investors that hold their Notes through a partnership or other entity treated as a partnership for U.S. federal income tax purposes; U.S. Holders whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts; persons that purchase or sell the Notes as part of a wash sale for tax purposes; or “controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes). This summary also does not address the tax consequences to any holder that is not a U.S. Holder or to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or (except as discussed above under “Material Canadian Income Tax Consequences”) non-U.S. tax consequences of the purchase, ownership or disposition of the Notes. Persons considering the purchase of Notes should consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of Notes arising under the laws of any other taxing jurisdiction.
U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes and Payments of Interest
While there is no authority that specifically addresses the U.S. federal income tax treatment of bail-inable notes such as the Notes, the Notes should be treated as indebtedness for U.S. federal income tax purposes, and the balance of this summary assumes the Notes are treated as indebtedness for U.S. federal income tax purposes. However, the U.S. Internal Revenue Service (the “IRS”) could assert that the Notes should be treated as equity for U.S. federal income tax purposes. Nevertheless, treatment of the Notes as equity for U.S. federal income tax purposes should not result in inclusions of income with respect to the Notes that are materially different from those if the Notes are treated as indebtedness. If the Notes were treated as equity, it is unlikely that interest payments on the Notes that are treated as dividends for U.S. federal income tax purposes would be treated as “qualified dividend income” for U.S. federal income tax purposes and, if such dividends were not treated as qualified dividend income, amounts treated as dividends would be taxed at ordinary income tax rates. You should consult with your tax advisor regarding the appropriate characterization of bail-inable notes for U.S. federal income tax purposes, and the U.S. federal income and other tax consequences of any bail-in conversion.
We intend to take the position that, solely for purposes of determining whether the Notes are issued with original issue discount, we are deemed to exercise the Call Provision prior to each Interest Rate step-up and, as a result, each Interest Payment on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.
Sale, Exchange, Early Redemption or Maturity of the Notes
Upon the taxable disposition of a Note, you should generally recognize taxable gain or loss equal to the difference between (1) the amount realized on such taxable disposition (other than amounts attributable to accrued but untaxed interest) and (2) your adjusted tax basis in the Note. Your adjusted tax basis in a Note generally will equal your cost of the Note. Because the Note is held as a capital asset, as defined in Section 1221 of the Code, such gain or loss will generally constitute capital gain or loss. Capital gain of a noncorporate U.S. Holder is generally taxed at preferential rates where such holder has a holding period of greater than one year. The deductibility of a capital loss realized on the taxable disposition of a Note is subject to limitations.
Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that your Notes should be treated in the manner as described above. However, the U.S. federal income tax treatment of the Notes is uncertain. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. We urge you to consult your tax advisor as to the tax consequences of your investment in the Notes.
FATCA
The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a foreign entity) under the FATCA rules.

Medicare Tax on Net Investment Income
U.S. Holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain realized with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. You should consult your tax advisor as to the consequences of the 3.8% Medicare tax with respect to your investment in the Notes.
Specified Foreign Financial Assets
Certain U.S. Holders that own “specified foreign financial assets” in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this reporting obligation to your ownership of the Notes.
Backup Withholding and Information Reporting
Interest paid on the Notes, and proceeds received from a taxable disposition of the Notes, will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding if you fail to provide certain identifying information (such as an accurate taxpayer number) or meet certain other conditions.
Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.
You should consult your tax advisor as to the federal, state, local and other tax consequences of acquiring, holding and disposing of the Notes and receiving payments under the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of the Bank).

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus supplement under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect, but are not required, to enter into hedging transactions involving purchases of securities or over-the-counter derivative instruments prior to or on the Trade Date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those similar securities. We or our affiliates may close out our or their hedge on or before the Maturity Date.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Additional Risk Factors – Risks Relating to Hedging Activities and Conflicts of Interest” and “Supplemental Plan of Distribution (Conflicts of Interest)” herein for a discussion of these adverse effects.

VALIDITY OF THE NOTES

In the opinion of Cadwalader, Wickersham & Taft LLP, as special counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).  This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by Osler, Hoskin & Harcourt LLP, Canadian legal counsel for the Issuer, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated November 30, 2018 filed with the SEC as Exhibit 5.3 to the Registration Statement on Form F-3 on November 30, 2018.

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Issuer in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of the Issuer, subject to the following limitations (i) the enforceability of the Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act.  This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustees’ authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 30, 2018, which has been filed as Exhibit 5.2 to the Issuer’s Form F-3 filed with the SEC on November 30, 2018.